                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           COPLEY PROPERTIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                217 454 107 000
                                 (CUSIP Number)

                                 N. Keith McKey
                 300 One Jackson Place, 188 East Capitol Street
                    Jackson, Mississippi 39201; (601) 354-3555
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 15, 1995
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                       This Document contains 7 pages.
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

------------------------------                                                             ----------------------------
  CUSIP No.  217 454 107 000                    SCHEDULE 13D                               Page   2   of   7   Pages
            ------------------                                                                  -----    -----
------------------------------                                                             ----------------------------

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          |
       1  |       NAME OF REPORTING PERSON
          |       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          |
          |
          |       EastGroup Properties
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       2  |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a)[ ]
          |                                                                                                          (b)[ ]
          |
          |
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       3  |       SEC USE ONLY
          |
          |
          |
          |
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       4  |       SOURCE OF FUNDS*
          |
          |       WC
------------------------------------------------------------------------------------------------------------------------------------
       5  |       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]
          |
          |
          |
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       6  |       CITIZENSHIP OR PLACE OF ORGANIZATION
          |
          |       Maryland
          |
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         NUMBER OF           |     7        SOLE VOTING POWER
                             |
           SHARES            |              529,000
                             |------------------------------------------------------------------------------------------------------
        BENEFICIALLY         |     8        SHARED VOTING POWER
                             |
          OWNED BY           |               -0-
                             |------------------------------------------------------------------------------------------------------
            EACH             |     9        SOLE DISPOSITIVE POWER
                             |
         REPORTING           |              529,000
                             |------------------------------------------------------------------------------------------------------
           PERSON            |     10       SHARED DISPOSITIVE POWER
                             |
            WITH             |               -0-

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       11  |      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           |
           |      529,000
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       12  |      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]
           |
           |
           |
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       13  |      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           |
           |      14.76%
           |
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       14  |      TYPE OF REPORTING PERSON*
           |
           |      00
           |
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                                                      * SEE INSTRUCTIONS BEFORE FILLING OUT

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                                AMENDMENT NO. 6

                                       TO

                                  SCHEDULE 13D

                           COPLEY PROPERTIES, INC.
                           -----------------------

        The Statement on Schedule 13D (the "Statement") with respect to the shares of common stock, $1.00 par value per share ("Shares"), of Copley Properties, Inc. (the "Issuer"), filed by EastGroup Properties ("EastGroup"), with the Securities and Exchange Commission (the "SEC") on April 26, 1995, as amended, is hereby amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------
         [Item 3 is hereby amended to read in its entirety as follows:]

         Upon the consummation of the transactions described herein, EastGroup will have used approximately $6,093,253 to acquire its Shares. The source of the funds was EastGroup's working capital. EastGroup's working capital includes funds obtained under a note payable to Deposit Guaranty National Bank, Jackson, Mississippi, which matures on April 30, 1996 and bears interest at rates determined by reference to the prime rate or the London Interbank Offered Rate. EastGroup's
         working capital also includes funds obtained under     a line of
         credit with Deposit Guaranty National Bank, Jackson, Mississippi, which matures on April 30, 1996 and similarly bears interest at rates determined by reference to the prime rate or the London Interbank Offered Rate. As of the date of this Amendment No. 6 to the Statement, the interest rate on both of these credit facilities is 7.875%.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         ---------------------------------
         [Item 5 of the Statement is hereby amended by the addition of the following:]

  (i) SHARE OWNERSHIP. Upon consummation of the transactions described herein, EastGroup will own 529,000 Shares, or 14.76% of the outstanding Shares. The percentage is based upon the number of Shares indicated as outstanding in the Issuer's Form 10-Q for the quarter ended June 30, 1995 (3,584,350). No other Reporting Person beneficially owns Shares.

  (ii) RECENT TRANSACTIONS. Since Amendment No. 5 to this Statement, EastGroup purchased 1,500 Shares on September 13, 1995 in an open market purchase effected on the American Stock Exchange for a price per Share (not including brokerage commissions) of $11.875, and





                               Page 3 of 7 Pages
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         pursuant to the Agreement dated September 15, 1995 by and between
         EastGroup and The AlliedSignal Inc. Master Pension Trust (the "Agreement"), EastGroup will purchase 302,700 Shares for a purchase price per Share of $12.50.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
         ----------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------
         [Item 6 of the Statement is hereby amended by the addition of the following:]

         The Agreement, attached hereto as Exhibit VI, is incorporated herein by this reference thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------
         [Item 7 of the Statement is hereby amended by the addition of the following:]

        VI. Agreement dated September 15, 1995 by and between EastGroup and The AlliedSignal Inc. Master Pension Trust.





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                                   SIGNATURE
                                   ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  September 15, 1995


                                                   EASTGROUP PROPERTIES


                                                   By: /s/ David H. Hoster II
                                                       ----------------------
                                                       David H.  Hoster II
                                                       President





182207





                               Page 5 of 7 Pages

                                                                      Exhibit VI



                                                September 15, 1995

EastGroup Properties
P.O. Box 22728
Jackson, MS  39225-2728


                Re: Purchase and Sale of 302,700 Common Shares of Copley
                    ----------------------------------------------------
                    Properties, Inc.
                    ----------------

Dear Sirs:

        Upon the terms and subject to the conditions set forth in this letter, The AlliedSignal Inc. Master Pension Trust (the "Trust") has agreed to sell, and EastGroup Properties ("EastGroup") has agreed to purchase, 302,700 common shares (CUSIP #217 454 107) of Copley Properties, Inc. (the "Shares").

        The trade date for the purchase and sale of the Shares shall be the first date after the date hereof upon which the Shares trade "ex-dividend" on the American Stock Exchange. Settlement shall occur through the accounts of Northern Trust Company, on behalf of the Trust, and Deposit Guaranty National Bank, on behalf of EastGroup, at the Depository Trust Company three business days after the trade date (the "Settlement Date"). The consideration for the purchase and sale of the Shares shall be $12.50 per Share, which EastGroup shall pay the Trust in U.S. federal funds currently and immediately available to an account of the Trust to be identified in writing by the Trust to EastGroup at least one business day prior to the Settlement Date, in the amount of Three Million Seven Hundred Eighty Three Thousand Seven Hundred and Fifty U.S. Dollars (US $3,783,750.00) prior to 1:00 p.m., prevailing New York City time, on the Settlement Date.

        The parties acknowledge and agree that the dividend payable by Copley on October 10, 1995 shall be the property of the Trust.

        Each party represents and warrants to the other that no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the purchase and sale of the Shares.

        This agreement shall be governed by and construed under the laws of the State of New York applicable to contracts entered into and to be performed within that State.


                              Page 6 of 7 Pages.
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                                      2


        Please sign below to confirm your understanding and agreement of the terms set forth above.



                                        Sincerely,

                                        The AlliedSignal Inc. Master Pension
                                        Trust

                                        By: Northern Trust Company,
                                            As Trustee



                                        By: /s/ Susan M. Spalding
                                            -------------------------
                                        Name:  Susan M. Spalding
                                        Title: Vice President



Acknowledged and Agreed:

EastGroup Properties



By /s/ Leland R. Speed
   ----------------------------
Name: Leland R. Speed
Title: Chief Executive Officer and Managing Trustee




                              Page 7 of 7 Pages.